EXHIBIT 99.1

May 12, 2016	News Release 16-16

Valley of the Kings Infill Drilling Intersects 37,000 Grams Per Tonne Gold

Vancouver, British Columbia May 12, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report a ninth set of results from the underground infill drill program at the Brucejack Project’s Valley of the Kings. Results continue to confirm the style and grade distribution of the Valley of the Kings gold mineralization in the area currently being tested, which includes the intersection of high grade and visible gold.

Reported assays include three intersections grading greater than 1,000 grams per tonne gold, including the bonanza-grade intercept in hole VU-722 which encountered 37,117 grams per tonne gold uncut over 0.5 meters, the second highest grading intercept encountered to date at the Project. The highest-grading intercept was from surface hole SU-452 which intersected 41,582 grams per tonne gold uncut over 0.5 meters in 2012. (See Table 1 below for assays.)

Selected drill highlights include:

•	Hole VU-722 intersected 1,161 grams of gold per tonne uncut over 16.0 meters, including 37,117 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-715 intersected 46.08 grams of gold per tonne uncut over 23.29 meters, including 2,100 grams of gold per tonne uncut over 0.50 meters; and,

•	Hole VU-698 intersected 29.67 grams of gold per tonne uncut over 40.0 meters, including 1,850 grams of gold per tonne uncut over 0.50 meters.

Holes VU-722 and hole VU-698 were drilled from the 1270-meter drill bay while hole VU-715 was drilled from the 1350-meter drill bay. To date results from 306 holes (53,685 meters) have been reported.

For a plan and section views of the reported drill fans, refer to the diagrams attached.

The 2015/2016 infill drill program is designed to target stope areas in years one through three of the current mine plan for the Valley of the Kings. The infill drill program is now complete and the final assays are currently being processed.  Roughly 200 vertical meters over a strike length of 250 meters has been drilled at 7.5 to 10-meter centers.  Assay results from drilling will continue to be reported as they are received.

Table 1: Selected Valley of the Kings Drill Results, May 2016 (VU-666 to VU-739)(1,2,3)
Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Comments
1270 m Drill Bay - 426,663E/6,258,075N - 165 Azimuth
VU-666	-30/165	137.19	137.69	0.50	15.80	6.1
VU-676	-25/165	91.01	91.51	0.50	17.10	9.20
		98.26	98.76	0.50	30.60	22.70
		116.00	140.00	24.00	8.32	8.39
	incl	120.03	120.53	0.50	209.00	168.00
	incl	139.00	140.00	1.00	55.10	31.70
		198.00	199.00	1.00	40.80	36.80
VU-683	-20/165	110.00	111.00	1.00	25.00	15.10
VU-688	-15/165	140.49	140.99	0.50	19.40	19.50
		150.45	150.95	0.50	41.40	30.50
VU-694	-10/165	99.96	137.00	37.04	10.34	23.04
	incl	99.96	100.46	0.50	248.00	73.70
	incl	124.88	125.40	0.52	324.00	228.00
	incl	136.00	137.00	1.00	19.30	23.60
VU-698	-5/165	93.00	133.00	40.00	13.30	23.16	1 sample cut
	or	93.00	133.00	40.00	29.67	23.16	uncut
	incl	110.48	110.98	0.50	1,850.00	549.00
	incl	119.00	119.60	0.60	23.20	27.60
	incl	119.60	120.10	0.50	16.50	16.20
	incl	123.63	124.13	0.50	325.00	244.00
VU-713	27.5/165	82.00	89.40	7.40	12.67	124.37
1350 m Drill Bay - 426,706E/6,258,050N - 130 Azimuth
VU-686	-23/130	112.00	113.00	1.00	10.10	16.20
		157.10	158.23	1.13	14.35	807.00
VU-690	-13.5/130	79.00	94.00	15.00	6.32	7.96
	incl	79.00	80.00	1.00	17.10	21.30
	incl	80.00	81.00	1.00	64.90	44.20
VU-695	-4/130	71.00	72.00	1.00	19.60	36.80
		160.00	162.40	2.40	19.64	147.97
	incl	161.20	161.70	0.50	52.50	375.00
	incl	161.70	162.40	0.70	21.30	169.00
VU-700	5.5/130	108.00	118.00	10.00	7.74	49.56
	incl	108.00	109.00	1.00	18.80	26.90
	incl	114.94	115.44	0.50	40.40	34.50
	incl	117.20	118.00	0.80	29.30	35.60
VU-704	15/130	50.00	51.00	1.00	8.79	11.50
		97.00	98.00	1.00	8.64	23.50
		137.45	137.95	0.50	13.00	701.00
VU-707	24.5/130	54.00	55.00	1.00	6.36	98.10
		81.00	82.00	1.00	8.42	43.60

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Comments
1260 m South Drill Bay - 426,529E/6,258,018N - 210 Azimuth
VU-679	-2/210	61.90	64.60	2.70	14.55	16.33
	incl	62.90	63.40	0.50	57.60	56.50
		100.00	101.00	1.00	13.65	12.50
VU-684	-10/210	65.00	66.00	1.00	18.25	9.20
VU-689	-18/210	81.73	82.23	0.50	10.40	17.50
		120.00	121.00	1.00	9.52	13.50
VU-693	-25/210	82.00	83.00	1.00	7.65	4.00
		114.00	115.00	1.00	14.70	9.40
VU-697	-33/210	14.50	15.00	0.50	9.05	10.10
1260 m South Drill Bay - 426,529E/6,258,018N - 220 Azimuth
VU-701	-26/220	97.75	98.25	0.50	9.53	13.40
VU-709	-18/220	79.00	80.00	1.00	14.25	13.40
		137.00	137.50	0.50	10.25	14.40
VU-716	-10/220	70.00	75.00	5.00	6.17	15.16
	incl	71.20	71.70	0.50	46.10	73.20
		128.00	129.00	1.00	6.64	7.70
1270 m Drill Bay - 426,663E/6,258,075N - 157 Azimuth
VU-717	-26/157	117.02	122.00	4.98	11.56	6.68
	incl	119.42	119.92	0.50	101.50	38.20
		182.00	183.00	1.00	27.00	11.10
VU-720	-20/157	152.00	166.00	14.00	27.61	40.61	1 sample cut
	or	152.00	166.00	14.00	39.65	40.61	uncut
	incl	152.00	153.00	1.00	18.40	29.40
	incl	158.22	158.72	0.50	131.00	76.00
	incl	161.32	161.82	0.50	877.00	756.00
VU-722	-14/157	67.40	67.90	0.50	57.70	27.50
		165.00	181.00	16.00	17.74	671.85	1 sample cut
	or	165.00	181.00	16.00	1,160.77	671.85	uncut
	incl	165.64	166.14	0.50	37,117.00	21,301
VU-726	-8/157	149.00	164.05	15.05	15.85	11.77
	incl	150.06	150.56	0.50	455.00	226.00
VU-730	-2/157	118.00	136.71	18.71	6.01	14.73
	incl	119.13	119.63	0.50	41.70	46.50
	incl	122.09	122.59	0.50	35.30	22.00
	incl	134.27	134.77	0.50	28.60	11.30
	incl	134.77	135.30	0.53	22.90	24.20
		175.08	175.58	0.50	42.00	76.40
VU-738	20/157	55.00	56.00	1.00	5.78	8.6
VU-739	35/157	91.00	97.00	6.00	9.82	36.65
	incl	94.70	95.20	0.50	96.60	96.00
1350 m Drill Bay - 426,706E/6,258,050N - 122 Azimuth
VU-715	-10.5/122	135.31	158.60	23.29	12.59	34.52	1 sample cut
	or	135.31	158.60	23.29	46.08	34.52	uncut

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Comments
	incl	143.76	144.26	0.50	2,100.00	1,190
VU-719	-1/122	138.35	142.50	4.15	49.98	49.17
	incl	138.35	138.85	0.50	258.00	256.00
	incl	138.85	139.35	0.50	87.80	41.90
	incl	139.35	139.85	0.50	24.60	25.40
	incl	140.35	140.85	0.50	25.90	23.50
VU-725	18/122	118.71	119.21	0.50	15.95	18.30
VU-731	8.5/122	72.00	80.00	8.00	17.44	26.46
	incl	73.85	74.35	0.50	232.00	204.00
	incl	75.35	75.85	0.50	29.10	66.30
1260 m South Drill Bay - 426,529E/6,258,018N - 225 Azimuth
VU-721	-10/225	71.18	71.68	0.50	13.40	10.30
		144.00	145.00	1.00	13.75	5.80
VU-724	-22/225	94.49	94.99	0.50	96.80	81.10
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 540 g/t were cut to 540 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. Whole core (core not split) is being assayed as part of the underground infill drill program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek President	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2013 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

MAY 12, 2016 UNDERGROUND DRILLING RESULTS: PLAN VIEW

Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
N
1310m Drill Bay
1320m Drill Bay
1270m Drill Bay
1350m Drill Bay
1260m Drill Bay
6258000 N
6257900 N
149 Azimuth
157 Azimuth
164 Azimuth
171 Azimuth
176 Azimuth
182 Azimuth
187 Azimuth
198 Azimuth
192 Azimuth
212 Azimuth
206 Azimuth
200 Azimuth
194 Azimuth
189 Azimuth
183 Azimuth
202 Azimuth
192 Azimuth
225 Azimuth
220 Azimuth
210 Azimuth
200 Azimuth
190 Azimuth
180 Azimuth
175 Azimuth
170 Azimuth
177 Azimuth
170 Azimuth
163 Azimuth
185 Azimuth
178 Azimuth
157 Azimuth
171 Azimuth
151 Azimuth
165 Azimuth
157 Azimuth
141 Azimuth
146 Azimuth
138 Azimuth
130 Azimuth
122 Azimuth
100m

May 12, 2016 Underground Drilling Results: Section View - 15m wide: 1270 Drill Bay, Azimuth 157

PRETIVM

N
S
VU-739
Volcanic Fragmental Rocks
Polylithic Conglomerate
VU-738
1300 L
Silica Cap
VU-734
0.5m @ 37,117 ppm Au
1270m Drill Bay
VU-730
1250 L
VU-726
VU-722
VU-720
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
0.5m @ 455 ppm Au
Volcaniclastic Sediments
VU-717
0.5m @ 877 ppm Au
50m
6258050 N
6258000 N
6257950 N
6257900 N

May 12, 2016 Underground Drilling Results:
Section View - 15m wide: 1350 Drill Bay, Azimuth 122

PRETIVM

N
S
Volcanic Fragmental Rocks
VU-727
VU-725
VU-731
VU-719
VU-715
VU-712
1400 L
0.5m @ 232 ppm Au
1350m Drill Bay
0.5m @ 258 ppm Au
0.5m @ 2,100 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Polylithic Conglomerate
Volcaniclastic Sediments
Volcanic Porphyritic Rocks
6258000 N
50m

May 12, 2016 Underground Drilling Results: Section View - 15m wide: 1270 Drill Bay, Azimuth 165

PRETIVM

N
S
Polylithic Conglomerate
Volcanic Fragmental Rocks
Silica Cap
1270m Drill Bay
Volcaniclastic Sediments
1300 L
1250 L
VU-713
VU-710
VU-705
VU-698
VU-694
VU-688
VU-683
VU-676
VU-666
0.5m @1,850 ppm Au
0.5m @ 325 ppm Au
0.5m @ 248 ppm Au
0.52m @ 324 ppm Au
0.5m @ 209 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258050 N
6258000 N
6257850 N
6257900 N
6257850 N
50m

May 12, 2016 Underground Drilling Results: Section View - 15m wide: 1350 Drill Bay, Azimuth 130

PRETIVM

N
S
Volcanic Fragmental Rocks
VU-707
1400 L
VU-704
VU-700
1350m Drill Bay
1350 L
VU-695
VU-690
VU-686
Polylithic Conglomerate
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Volcaniclastic Sediments
Volcanic Porphyritic Rocks
50m
6258050 N
6258000 N
6257950 N

May 12, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 210

N
S
1260m Drill Bay
Silica Cap
VU-679
VU-684
VU-689
VU-693
VU-697
1250 L
1200 L
Polylithic Conglomerate
Volcaniclastic Sediments
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258000 N
6257950 N
50m

May 12, 2016 Underground Drilling Results: Section View - 15m wide: 1260 Drill Bay, Azimuth 220

PRETIVM

N
S
Silica Cap
1260m Drill Bay
Volcanic Porphyritic Rocks
1250 L
VU-716
Polylithic Conglomerate
VU-709
1200 L
VU-701
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
Volcaniclastic Sediments
6257950 N
257900 N
6257850 N
50m

May 12, 2016 Underground Drilling Results:
Section View - 15m wide: 1260 Drill Bay, Azimuth 225

PRETIVM

N
S
Silica Cap
1260m Drill Bay
1250 L
1200 L
Polylithic Conglomerate
VU-721
VU-724
Volcanic Porphyritic Rocks
Volcaniclastic Sediments
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6257950 N
50m